Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Dorman Products, Inc.:

We consent to the incorporation by reference in the registration statements (Nos. 33-52946, 33-56492, 333-157150 and 333-160979) on Form S-8 of Dorman Products, Inc. and subsidiaries of our reports dated March 3, 2011, with respect to the consolidated balance sheets of Dorman Products, Inc. as of December 25, 2010 and December 26, 2009, and the related consolidated statements of operations, shareholders’ equity and cash flows for each of the years in the three-year period ended December 25, 2010, and the related financial statement schedule and the effectiveness of internal control over financial reporting as of December 25, 2010, which reports appear in the December 25, 2010 annual report on Form 10-K of Dorman Products, Inc.

KPMG LLP

Philadelphia, Pennsylvania March 3, 2011